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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.   )

                            ------------------------

                                  DEPUY, INC.
                           (NAME OF SUBJECT COMPANY)

                                  DEPUY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  249726 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JAMES A. LENT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DEPUY, INC.
                             700 ORTHOPAEDIC DRIVE
                             WARSAW, INDIANA 46580
                           TELEPHONE: (219) 267-8143
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                             JEFFREY E. COHEN, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is DePuy, Inc., a Delaware corporation ("DePuy" or the "Company"), and the address of the principal executive office of the Company is 700 Orthopaedic Drive, Warsaw, Indiana 46580.

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     The tender offer to which this statement relates is the offer disclosed in a statement on Schedule 14D-1 (as amended or supplemented, the "Schedule 14D-1") dated July 27, 1998 of LIB Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all the outstanding Shares at a price (the "Offer Price") of $35 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated July 27, 1998 and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). According to the Schedule 14D-1, the address of the principal executive offices of Purchaser and Parent is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 21, 1998 (the "Merger Agreement") among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) to the
Schedule 14D-1 and is incorporated herein by reference. The Merger Agreement provides that, among other things, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company as the surviving corporation (as such, the "Surviving Corporation") to be a wholly owned subsidiary of Parent, and each then outstanding Share not tendered in the Offer (other than Shares owned by the Company as treasury stock or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

     Parent and Purchaser also entered into a Stockholder Agreement dated as of July 21, 1998 (the "Stockholder Agreement") with certain stockholders of the Company (the "Stockholders") who own 83,000,000 Shares in the aggregate. Each of the Stockholders is an indirect wholly owned subsidiary of Roche Holding Ltd ("Roche"). Under the Stockholder Agreement, the Stockholders have agreed to sell, and the Purchaser has agreed to purchase, all Shares owned by them, representing approximately 84.0% of the outstanding Shares (approximately 82.2% on a fully diluted basis), as well as any Shares subsequently acquired by the Stockholders through the exercise of options or otherwise, at a price per Share equal to the Offer Price. Accordingly, after accepting such Shares for payment pursuant to the Offer, Purchaser will be able to elect a majority of the members of DePuy's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder.

     The Merger Agreement and the Stockholder Agreement are further described in
Section 12 of the Offer to Purchase and such description is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Information Statement dated July 27, 1998 included as Schedule I to this statement and incorporated herein by reference. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in Section 12 of the Offer to Purchase.

     Parent is currently in negotiations with each of James A. Lent, the Chairman and Chief Executive Officer of the Company, and Michael J. Dormer, the President and Chief Operating Officer of the Company, with respect to their continued employment with the Company or Parent following the Merger. It is currently anticipated that, subject to the successful consummation of such negotiations, and subject to the consummation of the Offer, Mr. Lent would become a Company Group Chairman of Parent with responsibility for Parent's orthopaedic business and Mr. Dormer would become President of the Company, which would include most of the current orthopaedic businesses of the Company and Parent.

     Both of Messrs. Lent and Dormer participated in negotiating the terms of the Merger Agreement and participated in the Board's discussion of, and voted to approve, the Offer, the Merger and the Merger Agreement. Further, pursuant to the Merger Agreement, they will each serve as directors of the Surviving Corporation after the Merger and, pursuant to their respective employment contracts with the Company, if the Purchaser accepts a majority of the outstanding Shares pursuant to the Offer, the Company will be deemed to have met the target performance goals set under the DePuy, Inc. Senior Executive Incentive Compensation Plan (the "Incentive Plan") for 1998 with respect to Messrs. Lent and Dormer and each will, accordingly, receive cash bonuses under the Incentive Plan.

     During the 60 days following the Merger, each of Steven L. Artusi, the Company's Senior Vice President, General Counsel and Secretary, Thomas J. Oberhausen, the Company's Senior Vice President, Chief Financial Officer and Treasurer, and G. Taylor Seward, the Company's Senior Vice President, Personnel, will have the right, in accordance with their existing employment agreements with the Company and the Merger Agreement, to declare that he has been "constructively terminated" (as defined in his employment agreement with the Company) and to discontinue his duties with the Company, whereupon the "Company's Notice Period" (as defined in his employment agreement) will be deemed to have commenced, and such employee will be entitled to continue receiving salary and benefits thereafter as set forth in such employment agreements.

     The information contained in the Information Statement attached hereto as
Schedule I and under the caption "Purpose of the Offer; The Merger Agreement and The Stockholder Agreement" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) AT A MEETING HELD ON JULY 20, 1998 AT WHICH REPRESENTATIVES OF BEAR, STEARNS & CO. INC. ("BEAR STEARNS") WERE PRESENT, THE BOARD OF DIRECTORS OF THE COMPANY APPROVED AND FOUND ADVISABLE THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF DEPUY. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT STOCKHOLDERS OF DEPUY ACCEPT THE OFFER AND TENDER THEIR SHARES.

     The events preceding this action are described under the caption "Contacts with the Company; Background of the Offer" in Section 11 of the Offer to Purchase and such description, insofar as it relates to contacts with the Company, is incorporated herein by reference.

     (b) In reaching its conclusions and recommendations, the Board of Directors considered a number of factors, principally the following:

          (i) The fact that the Stockholders were entering into the Stockholder Agreement and the Board's determination that it was not consistent with Roche's business plans to meaningfully support expansion of the business of the Company if the Company remained under Roche's control.

          (ii) The belief that the Stockholders were unlikely to enter into any agreement with respect to the Company on terms more favorable to the Company's stockholders than those of the Offer.

          (iii) The belief, based on negotiations, that Parent was likewise unlikely to enter into an agreement with the Company on terms more favorable to the Company's stockholders than those of the Offer.

          (iv) The financial analysis and presentation of Bear Stearns to the Board on July 20, 1998 and the opinion of Bear Stearns rendered to the Board that the consideration to be received by the DePuy stockholders (other than the Stockholders) in the Offer and the Merger is fair to such stockholders from a financial point of view. The full text of this opinion dated July 20, 1998 is attached hereto as Exhibit 5.

          (v) The $35 per Share purchase price to be paid pursuant to the Offer, which represents a premium of 11% over the $31.50 closing price of the Shares immediately before the Board made its decision, as well as the fact that the Offer and Merger are not conditioned on the availability of financing.

          (vi) Current financial market conditions, and historical market prices, volatility and trading information with respect to the Shares in the public market and financial information relative to selected companies in the industry.

          (vii) The terms and conditions of the contemplated transactions as reviewed by and discussed with the Company's management, legal counsel and Bear Stearns.

          (viii) The business, financial condition, results of operations and competitive position of the Company, on both a historical and a prospective basis, as well as the current conditions in the Company's industry, the strategic objectives of the Company and the risks involved in achieving those objectives, the amount of capital needed to expand the Company's business, the environment for financing expansion of the Company's business, and the possible benefits to the Company of an alliance with Parent, given Parent's experience, financial condition and reputation.

          (ix) The effect of the Offer and the Merger on the Company's relationships with its clients and employees.

          (x) Alternative courses of action available to the Company.

     In reaching its decision, the Board did not find it practicable to, and did not, quantify or otherwise assign precise relative weights to the individual items described above. The two representatives of Roche on the Company's Board of Directors, following the presentation by Bear Stearns and after answering questions from other Members of the Board, excused themselves from the meeting and did not participate in the Board's discussion of the Offer, the Merger, the Merger Agreement and the Stockholder Agreement or the vote of the Board on such matters.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF BEAR STEARNS IS FILED AS
     EXHIBIT 5 TO THIS SCHEDULE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF
     VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN THE STOCKHOLDERS) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR TO VOTE WITH RESPECT TO THE MERGER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Bear Stearns to render an opinion on the fairness of the consideration to be received by the DePuy stockholders (other than the Stockholders) in the Offer and the Merger. Bear Stearns is an internationally recognized investment banking firm which, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bear Stearns will receive customary compensation in connection with rendering its opinion. In addition, the Company agreed to reimburse all reasonable out-of-pocket expenses incurred by Bear Stearns (including reasonable fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns) in connection with its engagement. The Company will also indemnify Bear Stearns against certain liabilities, including liabilities arising out of U.S. federal securities laws.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as specifically disclosed in this statement, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares.

     (b) To the best of the Company's knowledge, all directors and executive officers of the Company presently intend to tender all Shares beneficially held by them into the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as specifically set forth in this statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --   Offer to Purchase dated July 27, 1998 (incorporated by
                reference to Exhibit (a)(1) to the Schedule 14D-1).
Exhibit 2  --   Letter of Transmittal (incorporated by reference to Exhibit
                (a)(2) to the Schedule 14D-1).
Exhibit 3  --   Form of Summary Advertisement dated July 27, 1998
                (incorporated by reference to Exhibit (a)(7) to the Schedule
                14D-1).
Exhibit 4  --   Text of Joint Press Release dated July 21, 1998, issued by the Company, Parent and Roche Holding Ltd (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 5  --   Opinion of Bear Stearns dated July 20, 1998.*
Exhibit 6  --   Letter to Stockholders dated July 27, 1998 from James A.
                Lent, Chairman and Chief Executive Officer of the Company.*
Exhibit 7  --   Agreement and Plan of Merger dated as of July 21, 1998,
                among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 8  --   Stockholder Agreement dated as of July 21, 1998, among
                Parent, the Purchaser and certain stockholders of the
                Company (incorporated by reference to Exhibit (c)(2) to the
                Schedule 14D-1).

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DEPUY, INC.

                                          By:          /s/ J. A. LENT
                                          --------------------------------------
                                            Name:  James A. Lent
                                            Title:   Chairman and Chief
                                              Executive Officer

Dated: July 27, 1998

SCHEDULE I

                                  DEPUY, INC.
                             700 ORTHOPAEDIC DRIVE
                             WARSAW, INDIANA 46580

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
           REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
         PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                              THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about July 27, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Shares of the Company. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board").

     Pursuant to the Merger Agreement, on July 27, 1998, the Purchaser commenced the Offer. The Offer is scheduled to expire at midnight, New York City time, on Friday, August 21, 1998, unless extended.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Purchaser and the Designees (as defined herein) has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     As announced on July 21, 1998, the Company, Parent and Purchaser have executed the Merger Agreement pursuant to which Purchaser will seek to acquire all outstanding shares of DePuy by a tender offer for all of the Shares at a price of $35 per share in cash. Following the successful completion of the tender offer, upon approval by the required stockholder vote, Purchaser will be merged with the Company and all Shares not purchased in the tender offer will be converted into the right to receive $35 per share in cash.

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by Purchaser pursuant to and subject to the conditions (including the condition with respect to the Stockholder Agreement and the tender or the delivery by the Stockholders to Purchaser of the Shares subject thereto, which condition may not be waived by Purchaser) of the Offer, Purchaser shall be entitled to designate such number of the directors of the Board such that Purchaser will control a majority of such directors, and the Company and its Board shall, at such time, take all such action needed to cause Purchaser's designees to be appointed to the Board; provided, however, that in the event that Purchaser's designees are elected to the Board, until the effective time of the Merger, the Board shall have at least two directors who are directors of the Company on July 21, 1998 and who are not officers of the Company or any of its subsidiaries. In connection with the foregoing, the Company must promptly, at the option of Parent, either increase the size of the Company's Board or use its best efforts to obtain the resignation of such number of its directors as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute a majority of, the

Company's Board. Additionally, pursuant to the Merger, the directors of Purchaser immediately prior to the effective time of the Merger, and James A. Lent, the Company's Chairman and Chief Executive Officer, and Michael J. Dormer, the Company's President and Chief Operating Officer, will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Shares of Common Stock of the Company are the only class of voting securities of the Company outstanding. As of June 30, 1998, there were 98,816,286 Shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote for each Share registered in their respective names. Cumulative voting is not permitted.

DESIGNEES

     Purchaser has informed the Company that it will choose its designees to the Board (the "Designees") from the persons listed in the section herein entitled "Information With Respect to Designees." Purchaser has informed the Company that each person listed in such section has consented to act as a director, if so designated.

              CHANGE IN CONTROL AND SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

PRIOR CHANGE IN CONTROL

     On March 5, 1998, Roche Healthcare Limited, a Bermuda company ("RHL") and an indirect wholly owned subsidiary of Roche Holding Ltd ("Roche"), completed the purchase of all of the outstanding capital stock of Corange Limited ("Corange"). Corange, Corange International Limited, Corange International Holdings B.V. and Pharminvest S.A., all indirect wholly owned subsidiaries of Roche, presently own in the aggregate 83,000,000 Shares of the Company's Common Stock, representing approximately 82.2% of the outstanding Shares of Common Stock on a fully diluted basis.

     The purchase of Corange was consummated pursuant to a Stock Purchase Agreement dated May 24, 1997 with the former shareholders of Corange. Prior to the sale to RHL, the Shares of Corange were beneficially owned by four family branches (individually or through trusts and their investment vehicles) who are descended from the founders of the Boehringer Mannheim companies in Germany. The family of Curt Engelhorn beneficially owned approximately 37.3% of the Shares, the family of Peter Engelhorn beneficially owned approximately 22.3% of the Shares, the family of Christof Engelhorn beneficially owned approximately 22.3% of the Shares and Christa Gelpke beneficially owned approximately 18.0% of the Shares.

SECURITY OWNERSHIP

     The following table sets forth certain information as of June 30, 1998 with respect to the number of Shares of Common Stock beneficially owned by each person who is known to the Company to own beneficially more than 5% of the Common Stock, the number of Shares of Common Stock beneficially owned by each director of the Company and certain executive officers of the Company, and the number of Shares of Common Stock beneficially owned by all directors and executive officers of the Company as a group. Except as otherwise indicated, each such stockholder has sole voting and investment power with respect to the Shares beneficially owned by such stockholder.

                                                          AMOUNT AND NATURE OF    PERCENT OF COMMON
NAME AND ADDRESS                                          BENEFICIAL OWNERSHIP    STOCK OUTSTANDING
----------------                                          --------------------    -----------------
Corange Limited(1)......................................      3,168,745                  3.21
  Church & Parliament Sts.
  Hamilton, HM12
  Bermuda
Corange International Limited(1)........................        528,247                  0.53
  Church & Parliament Sts.
  Hamilton, HM12
  Bermuda
Corange International Holdings B.V.(1)..................     13,272,193                 13.43
  c/o Roche Nederland B.V.
  Nijverheidsweg 38
  NL-3641 AA Mijdrecht
  The Netherlands
Pharminvest S.A.(1).....................................     66,030,815                 66.82
  145 Rue de Treves
  L-2630 Luxembourg
James A. Lent...........................................        350,550   (2)               *
Michael J. Dormer.......................................        183,676   (3)               *
R. Michael McCaffrey....................................         86,086.63(4)               *
William E. Tidmore, Jr..................................         67,023.45(5)               *
Robert E. Morel.........................................         62,936.71(6)               *
Richard C. Bolesky......................................         21,000   (7)               *
Dr. h.c. Fritz Gerber...................................             --   (8)              --
Richard A. Gilleland....................................         22,000   (7)               *
Gerald C. Hanes.........................................         21,000   (7)               *
Dr. Franz Humer.........................................             --   (9)              --
M.L. Lowenkron..........................................         23,000   (7)               *
Robert Volz, M.D........................................         25,000   (7)               *
Anthony Williams........................................         22,829   (7)               *
Directors and executive officers as a group (15
  persons)..............................................      1,253,669.44(10)           1.25

---------------
 *  less than one percent

(1) Corange Limited, Corange International Limited, Corange International Holdings B.V. and Pharminvest S.A. are each indirect wholly owned subsidiaries of Roche.

(2) Includes 350,000 vested stock options granted under the Company's 1996 Equity Incentive Plan. Also includes 550 Shares registered in the name of Mr. Lent's wife, as to which Shares Mr. Lent disclaims beneficial ownership.

(3) Includes 175,000 vested stock options granted under the Company's 1996 Equity Incentive Plan.

(4) Includes 80,000 vested stock options granted under the Company's 1996 Equity Incentive Plan and 1,206.626 Shares held in Mr. McCaffrey's account under the Company's Employee Stock Option/ Purchase Plan.

(5) Includes 60,000 vested stock options granted under the Company's 1996 Equity Incentive Plan and 1,190.452 Shares held in Mr. Tidmore's account under the Company's Employee Stock Option/Purchase Plan. Also includes 50 Shares held by Mr. Tidmore's minor children, as to which Shares Mr. Tidmore disclaims beneficial ownership.

 (6) Includes 60,000 vested stock options granted under the Company's 1996 Equity Incentive Plan and 1,200.705 Shares held in Mr. Morel's account under the Company's Employee Stock Option/Purchase Plan. Also includes 20 Shares held by Mr. Morel's son, as to which Shares Mr. Morel disclaims beneficial ownership.

 (7) Includes 20,000 vested stock options granted to each non-employee director under the Company's 1996 Equity Incentive Plan.

 (8) Dr. Gerber is the Executive Chairman of the Board of Directors of Roche. Certain indirect wholly owned subsidiaries of Roche identified in note (1) above own an aggregate of 83,000,000 Shares, constituting approximately 84.0% of the Shares outstanding.

 (9) Dr. Humer is the Chief Executive Officer and a Director of Roche and the head of the Pharmaceutical Division. Certain indirect wholly owned subsidiaries of Roche identified in note (1) above own an aggregate of 83,000,000 Shares, constituting approximately 84.0% of the Shares outstanding.

(10) Includes an aggregate of 1,194,000 vested stock options granted under the Company's 1996 Equity Incentive Plan held by directors and executive officers, 4,590.441 Shares held by executive officers in their accounts under the Company's Employee Stock Option/Purchase Plan and 670 Shares held by spouses or children of executive officers or other persons residing in an executive officer's home as to which beneficial ownership is disclaimed.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

     The Company's Certificate of Incorporation provides for the classification of the Board of Directors into three classes, Class I, Class II and Class III, with terms expiring at the annual meeting of stockholders in 2000, 2001 and 1999, respectively. The names of the current directors, their ages as of July 27, 1998 and certain other information about them are set forth below.

                               CLASS I DIRECTORS

                                                                      DIRECTOR
                      NAME OF NOMINEE                         AGE      SINCE
                      ---------------                         ----    --------
Michael J. Dormer...........................................   47       1997
Richard A. Gilleland........................................   54       1996
Dr. Franz Humer.............................................   52       1998
M.L. Lowenkron..............................................   67       1996

                               CLASS II DIRECTORS

                                                                      DIRECTOR
                      NAME OF NOMINEE                         AGE      SINCE
                      ---------------                         ----    --------
Richard C. Bolesky..........................................   66       1996
Gerald C. Hanes.............................................   61       1996
Robert Volz, M.D............................................   66       1996

                              CLASS III DIRECTORS

                                                                      DIRECTOR
                      NAME OF NOMINEE                         AGE      SINCE
                      ---------------                         ----    --------
James A. Lent...............................................   55       1996
Dr. h.c. Fritz Gerber.......................................   69       1998
Anthony Williams............................................   52       1996

     James A. Lent has been Chairman and Chief Executive Officer of DePuy since 1991, having served as President from 1985 to 1991. Prior to joining DePuy, Mr. Lent worked for Johnson & Johnson from 1967 to 1985, serving as President of J&J Orthopaedics from 1982 to 1985. Mr. Lent is also a Director of Spectranetics Inc., a cardiovascular device company.

     Richard C. Bolesky served as Vice President, Research and Development of DePuy from 1982 until 1990. From 1990 until his retirement in 1994, he was Senior Vice President, Technology. Since retiring in 1994, Mr. Bolesky has served as a consultant to DePuy.

     Michael J. Dormer has been President and Chief Operating Officer of the Company since August 1996. Prior to that, he served as President of DePuy International Ltd. since 1993 and Executive Vice President from 1992 until 1993.

     Dr. h.c. Fritz Gerber has been Executive Chairman of the Board of Directors of Roche since 1998 and served as Chairman of the Board of Directors (since
1977) and Chief Executive Officer (since 1978) of Roche through 1997.

     Richard A. Gilleland is Chairman and Chief Executive Officer of Physicians Resource Group, Inc. He served as President and Chief Executive Officer of AMSCO International, Inc. from 1995 to 1996. He served from 1990 until 1995 as Chairman, President and Chief Executive Officer of Kendall International, Inc., a medical supplies manufacturer. Mr. Gilleland is a Director of Tyco International, Ltd., and Remington Arms Co., Inc.

     Gerald C. Hanes has been President of Personal Investment Consultants, Inc. since 1988.

     Dr. Franz Humer has been the Chief Executive Officer of Roche since 1998 and served as Chief Operating Officer of Roche from 1996 through 1997. He has served as a Member of the Board of Roche and Head of the Pharmaceuticals Division since 1995. He served as Chief Operating Officer (from 1993 to 1995) and as a Director (from 1989 to 1993) of Glaxo Holdings plc.

     M.L. Lowenkron was President and Chief Executive Officer of G. Heileman Brewing Company, Inc. from 1995 until June 1996, and a Director from 1994. Mr. Lowenkron was Chief Executive Officer of A&W Brands, Inc. from 1980 until 1993 and Chairman from 1991 to 1995. He also serves as a Director of International Home Foods, Inc., a food products manufacturer and marketer.

     Robert Volz, M.D. is a Professor Emeritus at the University of Arizona, Health Services Center and served as Chief of Orthopaedic Surgery from 1985 to 1992. Dr. Volz is on the staff at Tucson Veterans' Administration Hospital, Tucson Medical Center and Tucson General Hospital. Dr. Volz served as a design consultant to DePuy since 1986 and is President of Robert G. Volz & Co., which provided services to the Company through July 1997 for which the Company paid $973,136 in royalty and other fees in 1997.

     Anthony Williams is a partner at the law firm of Coudert Brothers, which provides legal services to the Company.

     The Board of Directors met five times during 1997. In 1997, no director attended fewer than 75 percent of the total number of meetings of the Board of Directors and committees of the Board of Directors on which he served.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee.

     Audit Committee. The Audit Committee meets with the Company's independent public accountants to discuss the scope and results of their examination of the books and records of the Company. It also meets with the independent public accountants to discuss the adequacy of the Company's accounting and control systems. The Committee reviews the audit schedule and considers any issues raised by any member of the Committee, the independent public accountants, the internal audit staff, the legal staff or management. Each year it recommends to the full Board of Directors the name of an accounting firm to audit the financial statements of the Company. The Audit Committee consists of Messrs. Lowenkron (Chairman), Gilleland and Volz. The Audit Committee met two times during 1997.

     Compensation Committee. The Compensation Committee establishes overall employee compensation policies and recommends to the Board of Directors major compensation programs. The Compensation Committee reviews the performance of corporate officers and reviews and approves compensation of directors and corporate officers, including bonus compensation and stock options and other stock awards, except that the Stock Option and Bonus Subcommittee of the Compensation Committee (the "Compensation Subcommittee") administers the DePuy, Inc. Employee Stock Option/Purchase Plan (the "Stock Option/Purchase Plan"), the DePuy, Inc. 1996 Equity Incentive Plan (the "Equity Incentive Plan"), and the DePuy, Inc. Senior Executive Incentive Compensation Plan (the "Incentive Plan") and will review and approve certain other compensation of corporate officers to the extent necessary for such compensation to be deductible by the Company pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee consists of Messrs. Gilleland (Chairman), Hanes and Williams and the Compensation Subcommittee consists of Messrs. Gilleland and Hanes. The Compensation Committee met two times, and the Compensation Subcommittee met three times, during 1997.

DIRECTORS' COMPENSATION

     Directors receive no annual retainer for services provided in that capacity but, except for any director who is also an employee of the Company, receive a meeting fee of $3,000 plus expenses for each meeting (including telephone meetings) of the Board of Directors attended and a meeting fee of $1,000 plus expenses for each meeting (including telephone meetings) attended as a member of a Board of Directors committee at a time other than immediately before or after a regular Board of Directors meeting. In addition, the Equity Incentive Plan provides for one-time formula-based grants of options to purchase 20,000 Shares of Common Stock to each non-employee director.

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the names, ages, positions and (with respect to those who are not also directors) a brief description of the Company's current executive officers:

NAME                                              AGE                      POSITION
----                                              ---                      --------
James A. Lent...................................  55     Chairman of the Board and Chief Executive
                                                         Officer
Michael J. Dormer...............................  47     President and Chief Operating Officer
Robert E. Morel.................................  61     President, DePuy ACE Medical Company
James M. Taylor.................................  42     President, DePuy International Limited
William E. Tidmore, Jr..........................  55     President, DePuy Motech AcroMed, Inc.
Steven L. Artusi................................  53     Senior Vice President, General Counsel and
                                                         Secretary
R. Michael McCaffrey............................  56     President, DePuy Development, Inc.
Thomas J. Oberhausen............................  46     Senior Vice President, Chief Financial
                                                         Officer and Treasurer
G. Taylor Seward................................  52     Senior Vice President, Personnel

     Robert E. Morel has served as President and Chief Executive Officer of DePuy ACE since May 1996. From 1993 until 1996, he served as Senior Vice President, Operations for DePuy. From 1985, when he originally joined DePuy, until 1993, he was Vice President, Operations. Pursuant to an arrangement between Mr. Morel and the Company, Mr. Morel's employment with the Company will end not later than January 1, 2000.

     James M. Taylor has been President of DePuy International since August 1996. He joined DePuy in July 1994 as Vice President, Operations. From June 1993 until April 1994, Mr. Taylor was the Chief Executive Officer of MSS Group in the U.K. From 1989 to June 1993, Mr. Taylor was employed by Chloride Industrial Batteries Ltd., as Operations Director.

     William E. Tidmore, Jr. has served as President of DePuy Motech since August 1996. Prior to that, he served as President of DePuy Orthopaedics, a division of DePuy, from 1994 to 1996, as Executive Vice President of DePuy from 1993 to 1994, as President of DePuy International from 1992 to 1993 and as Vice President, International of DePuy Inc. from 1988 until 1992. Mr. Tidmore joined DePuy in 1986.

     Steven L. Artusi has served as the Company's Senior Vice President, General Counsel and Secretary since 1992. Mr. Artusi served as Vice President, Legal and Regulatory Affairs for DePuy, Division of Boehringer Mannheim Corporation from 1987 to 1992 and as Corporate Counsel of Boehringer Mannheim Corporation ("BMC") from 1985 to 1987.

     R. Michael McCaffrey became President of DePuy Development, Inc., which is engaged in business development for the DePuy worldwide group, in August 1996. Prior to that, from 1994 until 1996, he was President of DePuy Motech, from 1990 until 1994 he was President of DePuy, and from 1985 until 1990 held various positions at DePuy in management, marketing and sales.

     Thomas J. Oberhausen has served as Senior Vice President and Chief Financial Officer of DePuy since 1992 and from 1993 to 1995, he also served as the Finance Director for DePuy International. He joined Bio-Dynamics, Inc., a subsidiary of BMC, in 1980.

     G. Taylor Seward has served as Senior Vice President, Personnel of DePuy since 1990. Mr. Seward joined DePuy in 1978 and prior to 1990 held various positions in DePuy's human resources department, including Personnel Manager, Director of Personnel and Vice President, Personnel.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the aggregate cash compensation paid to the Company's chief executive officer and four other most highly compensated executive officers (the "Named Officers") by the Company or its subsidiaries during the fiscal years 1995, 1996 and 1997.

                                                  ANNUAL                               LONG-TERM
                                               COMPENSATION                           COMPENSATION
                                     ---------------------------------     ----------------------------------
                                                                            PAYOUTS
                                                                           (PAYMENT
                                                               OTHER       OF VESTED                               ALL
                                                              ANNUAL         PRIOR                 SECURITIES     OTHER
                                                              COMPEN-       AWARDS)    AWARDS(1)   UNDERLYING    COMPEN-
NAME AND PRINCIPAL POSITION   YEAR   SALARY($)   BONUS($)    SATION($)      ($)(1)        ($)      OPTIONS #    SATION($)
---------------------------   ----   ---------   --------    ---------     ---------   ---------   ----------   ---------
James A. Lent...............  1997    625,000    450,000           --            --          --     200,000       15,711(7)
  Chairman of the Board and   1996    580,000    320,000           --       271,966     260,348     150,000        8,360
  Chief Executive Officer     1995    529,038    300,000(2)                 192,758     229,770          --        8,648
Michael J. Dormer(3)(4).....  1997    365,000    150,000       58,134(6)    113,678          --     100,000       93,310(7)
  President and Chief         1996    287,794    150,000           --       101,887     135,083      75,000           --
  Operating Officer           1995    231,161    119,861           --        41,442     116,155          --           --
R. Michael McCaffrey........  1997    289,000    140,000           --       108,255          --      40,000       10,551(7)
  President, DePuy            1996    275,158    100,000           --       185,524     113,247      40,000        8,761
  Development, Inc.           1995    264,575    102,000           --       137,414     144,552          --        8,745
William E. Tidmore, Jr. ....  1997    222,500     80,000           --        76,325          --      20,000       14,180(7)
  President, DePuy            1996    216,000     80,000           --       144,242      75,498      40,000       12,634
  Motech, Inc.                1995    211,045     85,000           --        44,364      94,712          --       12,594
Robert E. Morel(5)..........  1997    265,000    100,000       74,643(6)    107,290          --      20,000       87,527(7)
  President, DePuy ACE        1996    237,966     70,000     111,422(6)     102,909      82,814      40,000      112,538
  Medical Company             1995    173,442     70,000           --        75,112      80,936          --       12,890

---------------
(1) Payments of awards under long term incentive plans.

(2) Mr. Lent's 1995 compensation includes $75,000 of additional compensation paid for serving as chief spokesperson for the Corange Group.

(3) All of Mr. Dormer's compensation in 1995 and a portion of such compensation in 1996 and 1997 was paid to him in the United Kingdom. All of such compensation paid to Mr. Dormer in the United Kingdom has been converted into U.S. dollars based on the Noon Buying Rate in New York for cable transfers payable in foreign currencies as of December 31, 1996 or, for 1997 payments, December 31, 1997, as certified for customs purposes by the Federal Reserve Bank of New York (the "Federal Reserve Rate"). The 1997 Federal Reserve Rate was $1.7123 per British Pound and the 1996 Federal Reserve Rate was $1.6427 per British pound. The Average Noon Buying Rate quoted by the Federal Reserve Bank of New York for 1997 was $1.6376 per British pound and for 1996 was $1.5607 per British pound.

(4) Mr. Dormer's compensation for 1995 and part of 1996 reflects his prior position as President of DePuy International Ltd. ("DePuy International"). Mr. Dormer was appointed President and Chief Operating Officer of the Company, effective August 5, 1996, at a salary of $350,000.

(5) Mr. Morel's compensation for 1995 and part of 1996 reflects his prior position as Senior Vice President, Operations of the Company. Mr. Morel was appointed President of DePuy ACE Medical Company, effective May 1996, at a salary of $250,000.

(6) Includes reimbursement for taxes in connection with relocation costs, in the amount of $58,134 for Mr. Dormer in 1997 and in the amounts of $74,643 and $100,059 for Mr. Morel in 1997 and 1996, respectively.

(7) Includes contributions for 1997 by the Company to the DePuy, Inc. Retirement Income Plan and to the DePuy, Inc. Cash Accumulation Plan in the amounts of $9,231, $6,400, $10,551, $14,180 and $13,964 for Messrs. Lent, Dormer,
    McCaffrey, Tidmore and Morel, respectively. Also included for Mr. Lent is $6,480, representing the term insurance cost of premiums paid on behalf of Mr. Lent in 1997 to purchase life insurance and $86,910 and $73,563 for Messrs. Dormer and Morel, respectively, representing relocation costs.

                       OPTION GRANTS IN LAST FISCAL YEAR

                            INDIVIDUAL GRANTS(1)                                    POTENTIAL REALIZABLE
-----------------------------------------------------------------------------         VALUE AT ASSUMED
                               (b)           (c)                                    ANNUAL RATES OF STOCK
                            NUMBER OF     % OF TOTAL                               PRICE APPRECIATION FOR
                            SECURITIES     OPTIONS                                     OPTION TERM(2)
                            UNDERLYING    GRANTED TO      (d)         (e)       -----------------------------
                             OPTIONS     EMPLOYEES IN   EXERCISE   EXPIRATION        5%              10%
NAME                         GRANTED     FISCAL YEAR     PRICE        DATE            $               $
----                        ----------   ------------   --------   ----------   -------------   -------------
James A. Lent.............   200,000          20        $25.625     10/31/07        3,223,000       8,168,000
Michael J. Dormer.........   100,000          10         25.625     10/31/07        1,611,500       4,084,000
R. Michael McCaffrey......    40,000           4         25.625     10/31/07          644,600       1,633,600
William E. Tidmore, Jr....    20,000           2         25.625     10/31/07          322,300         816,800
Robert E. Morel...........    20,000           2         25.625     10/31/07          322,300         816,800
All Stockholders(3).......                                                      1,784,190,600   4,521,494,900

---------------
(1) The options described above are non-qualified options that were granted on October 31, 1997 and became exercisable, under the terms of the Equity Incentive Plan, on March 5, 1998 as a result of the purchase of Corange by RHL. The exercise price of the options may be paid in cash or in Shares of Common Stock.

(2) The dollar amounts are the result of calculations at the 5% and 10% growth rates set by the Securities and Exchange Commission (the "Commission"). The rates are not intended to forecast or reflect actual future price appreciation. A zero rate of growth would result in zero gain to the optionees.

(3) These dollar amounts are included for comparative purposes to show the gain that would be achieved by the holders of the outstanding Common Stock on December 31, 1997 at the assumed stock price appreciation rate at the end of the 10-year term of the options granted in 1997.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR-END OPTIONS VALUES

                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED
                                                                     OPTIONS AT                 VALUE OF UNEXERCISED
                                     SHARES                     DECEMBER 31, 1997(1)                IN-THE-MONEY
                                    ACQUIRED                ----------------------------             OPTIONS AT
                                       ON        VALUE                                           FISCAL YEAR-END $
                                    EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    ----------------------------
               NAME                    #           $             #               #          EXERCISABLE    UNEXERCISABLE
               ----                 --------    --------    -----------    -------------    -----------    -------------
James A. Lent.....................     0           0          50,000          300,000         562,500        1,750,000
Michael J. Dormer.................     0           0          25,000          150,000         281,250          875,000
R. Michael McCaffrey..............     0           0          13,333           66,667         149,996          425,004
William E. Tidmore, Jr............     0           0          13,333           46,667         149,996          362,504
Robert E. Morel...................     0           0          13,333           46,667         149,996          362,504

---------------
(1) All options described above that were unexercisable as of December 31, 1997 became exercisable, under the terms of the Equity Incentive Plan, on March 5, 1998 as a result of the purchase of Corange by RHL. If such options had been exercisable at December 31, 1997, the number of securities underlying unexercised options at December 31, 1997 and the value of unexercised in-the-money options at fiscal year-end, would have been, respectively, 350,000 and $2,312,500 for Mr. Lent, 175,000 and $1,156,250 for Mr. Dormer,
    80,000 and $575,000 for Mr. McCaffrey, and 60,000 and $512,500 each for Messrs. Tidmore and Morel.

PENSION PLANS

     The Company maintains the DePuy, Inc. Retirement Income Plan (the "RIP"), a tax-qualified target benefit plan under which the Company is required to make a prescribed annual contribution to the plan, up to statutorily prescribed limits, in an amount determined necessary to meet the projected targeted benefit under the RIP when all of such contributions and earnings thereon (at an assumed rate of return specified in the plan) are accumulated to the participant's attainment of age 65, the normal retirement date under the plan. The targeted benefit with respect to any participant is equal to the product of 30% of the participant's average compensation (determined with respect to the three calendar years out of the most recent five calendar years in which the participant received the largest amount of compensation) and the amount of the participant's credited service (determined in months, up to a maximum of 360) divided by 360. A separate account is established with respect to each participant under the plan. Amounts contributed under the RIP are invested by the plan's trustee, currently Scudder Trust Company, and the benefit which is payable under the RIP is the amount which can be provided from the assets accumulated in the participant's account under the plan. Thus, there is no guaranty under the RIP that the amount available at retirement will be sufficient to provide the targeted benefit. Retirement before age 65 can be elected under certain conditions. Benefits under the plan are generally payable in the form of a 50% joint and survivor annuity with the participant's spouse as the joint annuitant, although a participant may elect, with the consent of his or her spouse in the case of a married participant, to receive a single lump sum payment or certain other forms of annuity payments. A participant generally vests 100% in the Company contributions made to the RIP upon completing five years of service.

     The Company also maintains the DePuy, Inc. Retirement Excess Plan (the "Excess Plan") which is intended to offset the limitations under the Code that are placed on benefits under the RIP by providing eligible employees benefits in excess of those available to such employees under the RIP. Employees are eligible to participate in the Excess Plan in the year following the year in which the amounts allocable to their accounts under the RIP are limited by the limit imposed under the Code. Under the unfunded Excess Plan, a recordkeeping account is established on behalf of each participant which is credited, annually, with the difference between the amount of the employer contribution that would have been credited to the participant under the RIP had the Code limit not applied and the amount of the employer contribution that actually was credited to the participant under the RIP because of such limit, provided that no more than $10,000 may be credited to a participant's account for any single calendar year. A participant's benefit under the Excess Plan becomes 100% vested and nonforfeitable after five years of service with the Company and becomes payable, in a single lump sum payment, at the time that the participant becomes eligible to receive benefits under the RIP. In the event of a participant's death, the benefit credited to his or her account is payable as a death benefit to the participant's beneficiary.

     The Company also maintains the DePuy, Inc. Supplemental Retirement Plan (Plan No. 1) (the "SERP I") and the DePuy, Inc. Supplemental Retirement Plan (Plan No. 2) (the "SERP II"). Plan participants are selected by the Board of Directors of the Company from the senior executives of the Company and its subsidiaries. Upon reaching the normal retirement date under the plan (defined as the last day of the Company's pay period immediately following a participant's 65th birthday) while employed by the Company or any of its affiliates, a participant is eligible for supplemental retirement benefits under the plan in an annual amount, payable for the participant's lifetime, equal to 60% of the participant's "final average income", reduced by the sum of the participant's retirement income from sources other than the Company, the benefit payable to the participant under any defined benefit payable to the participant under the RIP, any benefit payable to the participant under any defined benefit retirement arrangement maintained by Corange or by any non-U.S. based affiliate of Corange and by one-half of the participant's primary social security benefits. For purposes of the plan, the participant's "final average income" is determined as the annual average of the 36-month period ending on the date of the participant's termination of employment and includes, with respect to a fiscal year, base salary, one-half of the annual cash bonus paid to the participant by the Company, participant deferrals pursuant to a 401(k) plan maintained by the Company, salary or bonus amounts deferred under any Company nonqualified deferred compensation arrangement and amounts excluded from wages pursuant to a cafeteria plan maintained by the Company. The plan also provides for reduced supplemental early retirement, disability and death benefits. A participant forfeits benefits under the plan if the participant's employment is terminated for cause or, if terminated upon death or disability, before completing 5 years of service or reaching age 60 or, if terminated other than upon retirement, death or disability, before completing 10 years of service with the Company. In addition, a participant's continuing right to receive benefits is conditioned on the participant's compliance with certain noncompetition, nonsolicitation and confidentiality plan requirements. Currently, the SERP I covers Mr. Lent. The SERP II covers certain executives not covered by the SERP I who are selected by the Chief Executive Officer of the Company. The SERP II provides the same level of benefits provided in the SERP I and generally contains the same provisions. However, for purposes of determining the participant's "final average income", any annual cash bonus paid to the participant with respect to a fiscal year or any bonus amount which is deferred under any nonqualified deferred compensation arrangement is not taken into account. Currently, the SERP II covers Messrs. Tidmore, McCaffrey and other senior executives of the Company and its participating affiliates.

     If Messrs. Lent, McCaffrey, Tidmore and Morel continue in the positions identified above and retire at their respective normal retirement dates set forth under the RIP and the SERP I or the SERP II, as the case may be, the estimated annual pension amounts payable under the RIP and the SERP I or the SERP II, as the case may be, would be, respectively, with respect to Mr. Lent, $36,800 and $465,244, with respect to Mr. McCaffrey, $36,800 and $128,644 and with respect to Mr. Tidmore, $33,600 and $91,944. With respect to Mr. Morel, such amounts would be $27,200 and 0 (Mr. Morel does not participate in the SERP I or the SERP II) and an additional estimated annual pension amount of $1,410, stated as a single life annuity amount attributable to his participation in the Excess Plan. As described above, the actual benefit under the RIP is the amount actually accumulated in the participant's account as of the payment date. The amount stated herein is the targeted single life annuity benefit amount. The amount stated for the SERP I or the SERP II, as applicable, is expressed as a joint and 50% survivor annuity amount.

     DePuy International maintains the DePuy International Ltd. Pension and Life Assurance Scheme (the "UK Pension Plan") for the benefit of the permanent salaried staff employees and employees at the director level of DePuy International who are at least age 18, are not age 60 at the time that participation commences and who elect to participate in the plan. Currently, Mr. Dormer is the only Named Officer in the UK Pension Plan. Participants in the plan are required to contribute 5% of their basic salaries plus specified allowances to the UK Pension Plan, except that employees who are at the director level contribute at a 6% rate. Under the UK Pension Plan, a participating employee who retires at age 65 (age 60 for employees at the director level), the normal retirement date specified in the plan, will receive a pension calculated as follows: 1/60th (other amounts may be applicable with respect to participants who joined the plan before 1978) multiplied by the employee's final pensionable salary (as defined below) multiplied by the employee's pensionable service (as defined below). The pension with respect to a plan participant who is at the director level accrues at the rate of 1/30th of final pensionable salary for each year of pensionable service, to a maximum benefit equal to two-thirds of such salary. For purposes of the plan, an employee's pensionable salary is his or her basic annual salary and the final pensionable salary is the average of the three highest consecutive years of pensionable salaries during the ten-year period preceding normal retirement or earlier date of termination of participation in the plan. Pensionable service, for purposes of the UK Pension Plan, generally is an employee's consecutive years and months of participation in the plan. Participants who retire may elect to receive a portion of their benefits in the form of a tax-free lump sum payment, in which event benefits remaining to be paid under the plan will be reduced.

     Pensions payable under the plan are increased annually to reflect cost of living increases. Pension benefits are guaranteed for five years and provide for surviving spouse benefits payable on a joint and 50% survivor annuity basis. If a participant dies while working for the company, a lump sum life assurance benefit and refund of the accumulated value of contributions made by the participant will be paid pursuant to the direction of the plan's trustees and a lifetime pension under the plan will be payable to the participant's spouse. Participants who have attained age 50 may elect to receive a reduced early retirement pension. The reduction may be waived by the plan's trustees if the retirement is due to the serious ill health of the participant. Participants can elect to make additional voluntary contributions under the plan in order to provide additional pension benefits. Participants who leave the employ of the company after they have completed two or more years of plan membership are eligible to receive a deferred vested pension or to have the value of their accrued benefits transferred to another plan. Participants who terminate their employment prior to completing two years of plan membership will receive a refund of their accumulated contributions. Participants in the plan also receive long-term disability insurance benefits.

     DePuy International also maintains the DePuy International Executive Retirement Benefits Scheme (the "UK Serp"), in which Mr. Dormer is the only participant. Under the UK Serp, DePuy International contributes an amount which is actuarially determined each year as necessary to provide the projected targeted annual benefit under the plan. The targeted benefit is two-thirds of the participant's final pensionable salary (as such term is defined above) when the benefits under the UK Serp are added to the benefits under the UK Pension Plan. A separate account is established with respect to each participant in the plan. Amounts under the UK Serp are invested and the benefit which is payable under the plan is the amount which can be provided from the assets accumulated in the participant's account under the plan. Thus, there is no guaranty under the UK Serp that the amount available at retirement will be sufficient to provide the targeted benefit. In the event of Mr. Dormer's death, a lump sum death benefit is also payable under the plan. The actuary with respect to the UK Serp has determined that the contribution with respect to Mr. Dormer should be approximately 39% of his pensionable salary. The targeted benefit under the UK Serp with respect to Mr. Dormer is $226,692 (inclusive of the benefit of $91,991 expected to be payable to him under the UK Pension Plan).

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     The Company has entered into employment agreements with the Named Officers. Each agreement requires the Company to provide the executive with 24 months' advance notice (36 months, in the case of Mr. Lent) if the Company terminates his employment for any reason other than for cause, as defined in the agreement, or constructively terminates the executive's employment as also defined in the agreement. Pursuant to an arrangement between Mr. Morel and the Company, Mr. Morel's notice period is in effect and will expire on January 1, 2000. An executive may terminate his employment with the Company upon 6 months' advance notice. During the applicable notice period, following notice given by either the Company or the executive, during which the Company may discontinue its use of the executive's services, the executive will receive continuation of his salary, a prorated bonus with respect to such period, continuation of his car allowance and continuation of participation in the 401(k) Plan, the RIP (except for Mr. Dormer who does not participate in the RIP), the SERP I or the SERP II, as applicable (except for Messrs. Dormer and Morel who do not participate in the SERP I or the SERP II), any successor stock plans, and the Company's medical plans (under certain conditions, certain Named Officers may be entitled to medical coverage for life). In addition, the employment agreements with respect to Messrs. Lent, McCaffrey and Tidmore provide for acceleration of eligibility to receive benefits under the applicable SERP at age 55 if the executive's notice period is in effect and, if the Company's notice period is in effect, the Company will make such funding as necessary to provide the executive with enhanced benefits under the applicable SERP equal to the amount that the executive would have received under the RIP and the applicable SERP had he been employed by the Company for three years past the last day of the Company's notice period. During the 60 day period following the Merger, each of Messrs. Artusi, Oberhausen and Seward will have the right to declare that, as a result of the Merger, the Company has constructively terminated his employment, as a result of which the executive may discontinue his duties with the Company and the Company's notice period, as described above, will be deemed to have commenced, and he will be entitled to continue receiving salary and benefits for a period of two years thereafter.

     Pursuant to Mr. Dormer's agreement, the Company will continue contributions on his behalf to the UK Pension Plan and the UK Serp, at the rate effective on the date notice is given, through the applicable notice period. In addition, the Company will contribute to the UK Serp on Mr. Dormer's behalf a sum equal to two years' contributions.

     In addition, each of the Equity Incentive Plan, the Stock Option/Purchase Plan and the Incentive Plan includes certain provisions that become effective in the event of a change of control of the Company. Such provisions became effective on March 5, 1998 as a result of the purchase of Corange by Roche, except that such provisions of the Incentive Plan did not become effective with respect to Messrs. Lent and Dormer. It is expected that such provisions of the Incentive Plan will become effective with respect to Messrs. Lent and Dormer as a result of the Merger, and they will be entitled to receive cash bonuses under the Incentive Plan. Pursuant to the Merger Agreement, the Equity Incentive Plan and the Stock Option/Purchase Plan will be terminated and participants will receive cash payments in lieu of any Shares of Common Stock which they were entitled to receive under such plans.

     Parent is currently in negotiations with each of Messrs. Lent and Dormer with respect to their continued employment with the Company or Parent following the Merger. It is currently anticipated that, subject to the successful consummation of such negotiations and to the consummation of the Offer, Mr. Lent would become a company group chairman of Parent with responsibility for Parent's orthopaedic business and Mr. Dormer would become president of the Company, which would include most of the current orthopaedic businesses of the Company and Parent. Further, pursuant to their respective employment contracts with the Company, if the Purchaser accepts a majority of the outstanding Shares pursuant to the Offer, the Company will be deemed to have met the target performance goals set under the Incentive Plan for 1998 with respect to Messrs. Lent and Dormer and each will, accordingly, receive cash bonuses under the Incentive Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and officers file reports of ownership and changes of ownership of the Company's Common Stock with the Commission and the New York Stock Exchange. Based solely on a review of filings made with the Commission and furnished to the Company and of written representations made to the Company, the Company believes that all directors, officers and beneficial owners of over 10% of the Company's Common Stock filed on a timely basis all such reports required of them during 1997, except that in May 1998 James M. Taylor, President of DePuy International Limited, filed an amended Form 5 for 1996 to correct the number of shares that he purchased in the Company's Initial Public Offering, which was over-reported in 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Until March 1998, Mr. Lent served as a director of Corange, whose Vice Chairman, until March 1998, was Anthony Williams, a member of DePuy's Compensation Committee. Otherwise, during 1997, no executive officer of the Company (i) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Company's Compensation Committee; (ii) served as a director of another entity, one of whose executive officers served on the Company's Compensation Committee; or (iii) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

     The members of the Company's Compensation Committee were identified under the heading "Board Committees" above. No member of the Compensation Committee or Subcommittee (i) served, during 1997, as an officer or employee of the Company or of any of its subsidiaries, (ii) was formerly an officer of the Company or any of its subsidiaries, or (iii) had any relationship with the Company requiring disclosure by the Company herein pursuant to Item 404 of Regulation S-K under the Securities Exchange Act of 1934, except that Mr. Williams, a member of the Compensation Committee, is a partner in the law firm of Coudert Brothers, which provided legal services to the Company during 1997 and continues to provide such services in 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Until any consummation of the Offer, the Company and the Boehringer Mannheim group of companies will remain under the common control of Corange and other subsidiaries of Roche, which beneficially own in the aggregate approximately 84.0% of the outstanding shares of Common Stock of the Company and 100% of the Boehringer Mannheim companies.

     Corange is party to a Note Purchase Deed dated December 22, 1993, as amended (the "Debt Facility"). The Debt Facility, which is unsecured, requires Corange to retain direct or indirect ownership of at least 65% of the Company's voting stock. The Debt Facility contains covenants which limit aggregate borrowings by all entities within the Corange group, absent a consent from the lenders under the facility. All borrowings by Corange and its direct and indirect subsidiaries, including the Boehringer Mannheim companies and the DePuy companies, would be aggregated for purposes of determining whether such aggregate limit on borrowings has been exceeded. The notes issued under the Debt Facility have varying maturity dates, ranging from the year 2003 to the year 2008. Corange may repay such notes at any time, subject to certain conditions. The covenants contained in the Debt Facility will continue to apply as long as any notes remain outstanding under the Debt Facility.

     Various subsidiaries of the Company had issued promissory notes in favor of non-DePuy entities in the Corange group. Those notes call for the payment of various rates of interest. Such notes involve an aggregate indebtedness of $45.7 million. Of such amount, a total of $44.2 million in principal amount was paid in 1997. The remaining $1.5 million was paid in 1998.

     Until January 1998, the Company funded, pursuant to an oral arrangement, research conducted by BMC relating to orthobiologic materials that might be used in regeneration of human bone and cartilage, cell therapies and tissue engineering. DePuy received exclusive rights to all intellectual property developed from the research. From the beginning of this project in 1992 through its termination, the Company funded approximately $3.2 million in the aggregate.

     The Company has a tax allocation and indemnity agreement with Corange and BMC which, among other things, requires Corange and BMC to indemnify the Company with respect to tax liabilities of the Corange group for periods prior to the consummation of the Company's initial public offering in 1996 (except for tax liabilities of the Company and other DePuy group entities), and requires Corange to indemnify the Company with respect to tax liabilities arising as a result of the reorganization of the DePuy group prior to the Company's initial public offering (the "pre-offering reorganization"). Under the agreement, the Company is generally responsible for taxes imposed on the Company and other DePuy group entities in cases where separate tax returns have been, or will be, filed and for the Company's allocable share of tax liabilities in cases where consolidated, combined or unitary tax returns have been, or will be, filed with the Corange group (except for tax liabilities arising as a result of the DePuy group pre-offering reorganization, which are subject to indemnification by Corange, as discussed above). The agreement provides Corange and BMC certain rights with respect to the filing of tax returns and, generally, the right to control tax contests which involve, in whole or in part, taxes for which Corange and BMC are obligated to indemnify the Company.

     The Company is party to a Registration Rights Agreement, pursuant to which the Stockholders have the right to require the Company to file one or more registration statements with the Commission registering, for resale to the public, the shares of Common Stock held by them.

                     INFORMATION WITH RESPECT TO DESIGNEES

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by Purchaser pursuant to and subject to the conditions (including the condition with respect to the Stockholder Agreement and the tender or the delivery by the Stockholders to Purchaser of the Shares subject thereto, which condition may not be waived by Purchaser) of the Offer, Purchaser shall be entitled to designate such number of the directors of the Board that Purchaser will control a majority of such directors, and the Company and its Board shall, at such time, take all such action needed to ensure Purchaser's designees to be appointed to the Board; provided, however, that in the event that Purchaser's designees are elected to the Board, until the effective time of the Merger, the Board shall have at least two directors who are directors of the Company on July 21, 1998 and who are not officers of the Company or any of its subsidiaries. In connection with the foregoing, the Company must promptly, at the option of Parent, either increase the size of the Company's Board or use its best efforts to obtain the resignation of such number of its directors as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute a majority of, the Company's Board. Additionally, pursuant to the Merger, the directors of Purchaser immediately prior to the effective time of the Merger, and James A. Lent, the Company's Chairman and Chief Executive Officer, and Michael J. Dormer, the Company's President and Chief Operating Officer, will be the directors of the Surviving Corporation until the earlier of their resignations or removal or until their respective successors are duly elected and qualified, as the case may be.

     The Company has been advised by Purchaser that none of the Designees (a) is currently a director of, or holds any position with, the Company, (b) has a familial relationship with any of the directors or executive officers of the Company or (c) to the best knowledge of Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Purchaser has informed the Company that it will choose the Designees from Purchaser's directors and executive officers listed below. Purchaser has informed the Company that each of the Designees has consented to act as a director, if so designated. The names of the Designees, their ages as of July 27, 1998, and certain other information provided by Purchaser about the Designees are set forth below. The Company has been advised by Purchaser that all of the Designees are executive officers and directors of Purchaser and the business address of each such executive officer and director is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

     Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Parent.

NAME OF THE PURCHASER DESIGNEE                    AGE    PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------------------                    ---    -----------------------------------------------
Peter S. Galloway...............................  55     Director and Vice President of Purchaser since
                                                         July of 1998. Associate General Counsel since
                                                         1988; Secretary since 1994.
James R. Hilton.................................  52     Director and Vice President, Secretary and
                                                         Treasurer of Purchaser since July of 1998.
                                                         Associate General Counsel since March of 1998.
                                                         Assistant General Counsel 1990 to 1998.
James R. Utaski.................................  58     Director and President of Purchaser since July
                                                         of 1998. Corporate Vice President, Business
                                                         Development since 1990.

                               INDEX TO EXHIBITS

EXHIBIT NO.                               DESCRIPTION                           PAGE NO.
-----------                               -----------                           --------
Exhibit 1    --   Offer to Purchase dated July 27, 1998 (incorporated by
                  reference to Exhibit (a)(1) to the Schedule 14D-1).
Exhibit 2    --   Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(2) to the Schedule 14D-1).
Exhibit 3    --   Form of Summary Advertisement dated July 27, 1998
                  (incorporated by reference to Exhibit (a)(7) to the Schedule
                  14D-1).
Exhibit 4    --   Text of Joint Press Release dated July 21, 1998, issued by the Company, Parent and Roche Holding Ltd (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 5    --   Opinion of Bear Stearns dated July 20, 1998.*
Exhibit 6    --   Letter to Stockholders dated July 27, 1998 from James A.
                  Lent, Chairman and Chief Executive Officer of the Company.*
Exhibit 7    --   Agreement and Plan of Merger dated as of July 21, 1998,
                  among Parent, Purchaser and the Company (incorporated by
                  reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 8    --   Stockholder Agreement dated as of July 21, 1998, among
                  Parent, Purchaser and certain stockholders of the Company
                  (incorporated by reference to Exhibit (c)(2) to the Schedule
                  14D-1).

---------------
* Included in copies mailed to stockholders.